UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            FORM 10-QSB


Quarterly Report Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

For the quarterly period ended        March 31, 1996

Commission file number     0-24624

         U.S.-CHINA INDUSTRIAL EXCHANGE, INC.
(Exact name of registrant as specified in its charter.)

         NEW YORK                    13-3097642
(State or other jurisdiction of    (I.R.S. Employer
incorporation or organization)     Identification No.)

7201 Wisconsin Avenue, Bethesda, MD            20814
(Address of principal executive offices      (Zip Code)

Registrant's telephone number, including area code:
(301) 215-7777

     Indicate by check mark whether the registrant(1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


                         YES [X]        NO [ ]

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practical date:

The number of shares outstanding of each of the issuer's classes of common equity, as of May 10, 1996, was 1,840,000 shares of Common Stock and 2,000,000 of Common Stock Class B.


                   PART I. - FINANCIAL INFORMATION

                  U.S.-CHINA INDUSTRIAL EXCHANGE, INC.
                      CONSOLIDATED BALANCE SHEETS
		             (Unaudited)

                                               March 31,     December 31,
                                                 1996            1995
                                             ___________    ____________

ASSETS
Current assets:
Cash & cash equivalents                      $ 2,894,000     $ 3,599,000
Accounts receivable, less allowance            4,222,000       3,725,000
Commissions receivable                           365,000         962,000
Inventories                                    1,844,000       1,215,000
Current portion-long term
   accounts receivable                         2,345,000       2,396,000
Other current assets                             871,000         690,000
                                              __________      __________
   Total current assets                       12,541,000      12,587,000

Plant, property & equipment                      430,000         406,000
Accounts receivable, long term                 2,723,000       2,348,000
Other                                            117,000          93,000
                                              __________      __________
  Total assets                               $15,811,000     $15,434,000
                                             ===========     ===========

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:
Accounts payable and accrued expenses        $  4,561,000    $ 4,139,000
Accrued contract training                         628,000        683,000
Current portion-long term accounts payable        636,000        984,000
Income taxes payable                              140,000        186,000
                                               __________     __________
  Total current liabilities                     5,965,000      5,992,000

Long term accounts payable, net                 1,382,000        933,000
                                                _________      _________
  Total liabilities                             7,347,000      6,925,000

Shareholders' equity:
Preferred stock, $.01 par value:
   Authorized - 5,000,000 shares,
   none issued
Common stock, $.01 par value
   Authorized - 20,000,000 shares
   (including 2,000,000 designated class B);
   Common stock - 1,840,000 shares issued
   and outstanding                                 18,000         18,000
Common stock-Class B - 2,000,000 shares
   issued and outstanding                          20,000         20,000
Additional paid in capital                      7,477,000      7,477,000
Foreign currency equity translation
   adjustment                                      (8,000)        (8,000)
Retained earnings                                 957,000      1,002,000
                                               __________     __________
  Total shareholders' equity                    8,464,000      8,509,000
                                               __________     __________
  Total liabilities and shareholders' equity  $15,811,000    $15,434,000
                                              ===========    ===========

                    U.S.-CHINA INDUSTRIAL EXCHANGE, INC.
                   CONSOLIDATED STATEMENTS OF OPERATIONS
                                (Unaudited)

                                             Three months ended March 31,
                                                  1996            1995

Sales                                        $3,660,000      $2,810,000
Cost of goods sold                            2,643,000       2,216,000
                                              _________       _________
Gross profit on sales                         1,017,000         594,000
Net commission income                           166,000         305,000
                                              _________       _________
Total gross profit on sales
  and net commission income                   1,183,000         899,000

Selling, general and administrative
  Salaries and payroll taxes                    695,000         613,000
  Travel and entertainment                      221,000         286,000
  Other                                         574,000         425,000
                                              _________       _________
                                               (307,000)       (425,000)

Other Income and Expenses
  Interest Expense                               (5,000)        (22,000)
  Interest Income                               106,000         117,000
  Miscellaneous Income                          136,000           3,000
                                              _________       _________
  Total Other Income/Expenses                   237,000          98,000

Loss before provision for taxes                 (70,000)       (327,000)
Benefit for income taxes                         25,000         115,000
                                              _________       _________
Net loss                                     $  (45,000)     $ (212,000)
                                             ==========      ==========
Loss per share                               $    (0.01)     $    (0.06)
                                             ==========      ==========
Weighted average shares outstanding           3,390,000       3,390,000
                                             ==========      ==========

                   U.S.-CHINA INDUSTRIAL EXCHANGE, INC.
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (Unaudited)


                                             Three months ended March 31,
                                                  1996            1995

Operating activities
Net loss                                     $  (45,000)     $ (212,000)
Adjustments to reconcile net loss to
net cash used in operating activities:
Depreciation & amortization                      24,000          20,000
Provision for doubtful accounts                   5,000           5,000
Provision for deferred taxes                          0          (8,000)
Inventory write-down                             30,000          20,000
Changes in operating assets and liabilities:
  Accounts receivable                          (826,000)       (800,000)
  Commissions receivable                        597,000         429,000
  Inventories                                  (659,000)       (178,000)
  Other current assets                         (181,000)         (4,000)
  Other assets                                  (24,000)         63,000
  Accounts payable and accrued expenses         468,000          81,000
  Income taxes payable                          (46,000)       (130,000)
                                              _________       _________
Net cash used in operating activities          (657,000)       (714,000)

Investing activities
Interest from investment security                     0         (35,000)
Purchase of property and equipment              (48,000)        (17,000)
                                              _________       _________
Net cash used in investing activities           (48,000)        (52,000)

Financing activities
Proceeds from short term borrowings                   0         500,000
                                              _________       _________
Net cash provided by financing activities             0         500,000
                                              _________       _________

Net increase/(decrease) in cash and
   cash equivalents                            (705,000)       (266,000)
Cash and cash equivalents at beginning of
   period                                     3,599,000       3,139,000
                                              _________       _________
Cash and cash equivalents at end of period   $2,894,000      $2,873,000
                                             ==========      ==========

                   U.S.-CHINA INDUSTRIAL EXCHANGE, INC.
                      NOTES TO FINANCIAL STATEMENTS
                             March 31, 1996


Note 1.  Statement of Information Furnished
	 The accompanying unaudited consolidated financial statements have been prepared in accordance with form 10-QSB instructions and in the opinion of management contain all adjustments and normal or recurring accruals as necessary to present fairly the financial position as of March 31, 1996, the results of operations for the quarter ended March 31, 1996 and 1995 and the cash flows for the quarters ended March 31, 1996 and 1995. These results have been determined on the basis of generally accepted accounting principles and practices applied consistently with those used in the preparation of the Company's Form 10-KSB.
	 Certain information and footnote disclosure normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that the accompanying consolidated financial statements be read in conjunction with the financial statements and notes thereto incorporated in the Company's Form 10-KSB.

Note 2.	 Concentrations of Credit Risk
	 The Company maintains a $900,000 credit facility for short term working capital needs, standby letters of credit, and spot and forward foreign exchange transactions. Collateral for the credit facility consists of securities held in a safekeeping account by a bank. On March 22, 1996 the Company issued a standby letter of credit in the amount of $420,000 in connection with its obligation for shipment of $8.4 million in Export-Import Bank financed goods. This obligation expires April 30, 1997. As of May 10, 1996 the Company has available approximately $380,000 under the credit facility.

                  U.S.-CHINA INDUSTRIAL EXCHANGE, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Results of Operation

Quarter ended March 31, 1996 compared to quarter ended March 31, 1995

	The Company's revenues are derived in two ways: net sales by the Company for its own account and net commission income consisting of commissions on sales made by manufacturers that are represented by the Company. Since the Company generally elects the form of transactions, it does not believe that the changes over periods in the mix comprising total gross profit on sales and net commission income necessarily reflect any trends.

	The Company's net sales for the quarter ended March 31, 1996 increased $850,000 or 30% and net commission income decreased $139,000 or 46% over the quarter ended March 31, 1995. The total gross profit on sales and net commission income increased $284,000 or 32%.

	The Company believes that the total gross profit on sales and net commission income has been negatively impacted during the quarter by restrictions imposed by the Chinese government on the availability of credit from the Chinese banking system to the Company's customers. The Company believes the restrictions on the availability of credit will continue to impact operations for the immediate future. Despite these credit restrictions the Company was able to finalize and begin shipping a portion of the $8.4 million of goods financed by the Export-Import Bank tied aid credits to certain identified Chinese organizations for the purchase of equipment sold by the Company.

	The Company's gross profit on sales as a percentage of net sales for the quarter ended March 31, 1996 was 28% as compared to 21% for the quarter ended March 31, 1995. The improved gross profit margin is directly attributable to decreased freight and training costs as compared with the quarter ended March 31, 1995.

	Selling, general and administrative expenses for the quarters ended March 31, 1996 and 1995 were $1,490,000 and $1,324,000, respectively, representing an increase of 13%. These expenses represent costs associated with an increase in the number of Company employees, including an increase in the Company sales staff, and increased rent expense related to the new building housing the future Beijing United Family Health Center. These expenses were offset somewhat by decreased travel and entertainment expenses for the period.

	Interest income for the quarters ended March 31, 1996 and 1995 were $106,000 and $117,000 respectively. Miscellaneous income increase was due to the Company's three year sub-lease of almost half of the building housing the future Beijing United Family Health Center.

Liquidity and Capital Resources


	Most of the 1996 use of cash is attributable to a major commitment of funds for the Beijing United Family Health Center and will continue throughout 1996. The 1996 expenditure is expected to exceed $2,000,000. During the first quarter the Company paid deposits of $362,000 toward the purchase of capital equipment for the center.

	The Company expects cash receipts in 1996 from the $8.4 million Export-Import Bank financed sales to offset the decrease in cash.

	Also during the quarter ended March 31, 1996, increased sales resulted in a $901,000 increase in accounts receivables offset somewhat by a $468,000 increase in accounts payable and a decrease of $597,000 due to collections of commission receivables.

	An increase in inventories of $659,000 is attributable to purchases for the Export-Import Bank financed transaction and the purchases of equipment and parts for resale.


                     PART II - OTHER INFORMATION


Item 6.  Exhibits and Reports on Form 8-K

	 a. None

	 b. Reports on Form 8-K
		None

                  US-CHINA INDUSTRIAL EXCHANGE, INC.

                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  U.S.-CHINA INDUSTRIAL EXCHANGE, INC.




May 14, 1996                      Lawrence Pemble
Date                              Lawrence Pemble
                                  Executive Vice President Finance and
                                  Director




May 14, 1996                      Ronald Zilkowski
Date                              Ronald Zilkowski
                                  Vice President Finance and Controller